Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

February 27, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on February 27, 2008, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated February 27, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
February 27, 2008	Name:	Wan Feng
	Title:	President and Executive Director

EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

Unusual price movements

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

We have noted that today’s increase in the price of the shares of the Company and wish to state that we are not aware of any reasons for such increase.

We also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09, which is or may be of a price-sensitive nature.

Made by the order of the Board of Directors of China Life Insurance Company Limited of which individually and jointly accept responsibility for the accuracy of this statement.

By order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

Hong Kong, 27th February, 2008

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Yang Chao, Wan Feng
Non-executive directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive directors:	Long Yongtu, Sun Shuyi, Ma Yongwei, Chau Tak Hay, Cai Rang, Ngai Wai Fung